Via EDGAR Correspondence
April 10, 2013
Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE:    Coca-Cola Enterprises, Inc.
Form 10-K for the Year Ended December 31, 2012
Filed February 8, 2013
Form 8-K filed February 7, 2013
File No. 001-34874

Dear Ms. Jenkins:

This letter sets forth the responses of Coca-Cola Enterprises, Inc. (“CCE,” “we,” “our,” or “us”) to the Staff's comment letter dated April 8, 2013, regarding the above filings. To facilitate your review, we have reproduced in italics the paragraph of your letter and it is followed by our response.

Form 8-K filed February 7, 2013

1.
We note in response to comment 3 of our comment letter dated May 2, 2012, you agreed to remove your GAAP to non-GAAP reconciliation in the form of a full income statement in future filings. However, we note that you continue to present non-GAAP measures for each income statement line item which effectively is a non-GAAP income statement in the Form 8-K filed on February 7, 2013. This presentation continues to put undue prominence on the Non-GAAP measures. Please confirm in future Exchange Act filings you will remove such presentation or tell us why you believe it is appropriate. For additional guidance, refer to Question 102.10 of the Compliance & Disclosure Interpretations Regarding Non-GAAP Financial Measures.

Response - We acknowledge the SEC's response to Question 102.10 of the Compliance and Disclosure Interpretations Regarding Non-GAAP Financial Measures that generally presenting a full income statement may attach undue prominence to the non-GAAP information. Although our presentation and layout was not in the form of a U.S. GAAP financial statement, we understand that presenting all income statement line items in the reconciliation could be interpreted as such. In future earnings releases, we will modify our GAAP to non-GAAP reconciliation such that it will no longer include all income statement line items. To facilitate the Staff’s review, we have included an example of our revised presentation below, which we will begin utilizing with our earnings release 8-K for the first quarter of 2013.

COCA-COLA ENTERPRISES, INC.
RECONCILIATION OF GAAP TO NON-GAAP (a)
(Unaudited; In Millions, Except Per Share Data which is calculated prior to rounding)

	Full-Year 2012
	Cost of Sales	Selling, Delivery, and Administrative Expenses	Operating Income	Income Tax Expense	Net Income	Diluted Earnings Per Share
Reported (GAAP) (b)	$5,162	$1,972	$928	$160	$677	$2.25
Items Impacting Comparability:
Mark-to-Market Effects (c)	(2)	(2)	4	1	3	0.01
Restructuring Charges (d)	—	(85)	85	24	61	0.21
Net Tax Items (e)	—	—	—	62	(62)	(0.21)
Comparable (non-GAAP)	$5,160	$1,885	$1,017	$247	$679	$2.26
		Diluted Weighted Average Shares Outstanding				301

	Full-Year 2011
	Cost of Sales	Selling, Delivery, and Administrative Expenses	Operating Income	Income Tax Expense	Net Income	Diluted Earnings Per Share
Reported (GAAP) (b)	$5,254	$1,997	$1,033	$196	$749	$2.29
Items Impacting Comparability:
Mark-to-Market Effects (c)	(4)	1	3	1	2	—
Restructuring Charges (d)	—	(19)	19	6	13	0.04
Tax Indemnification Charges (f)	—	(5)	5	1	4	0.01
Net Tax Items (e)	—	—	—	53	(53)	(0.16)
Comparable (non-GAAP)	$5,250	$1,974	$1,060	$257	$715	$2.18
		Diluted Weighted Average Shares Outstanding				327

(a) These non-GAAP measures are provided to allow investors to more clearly evaluate our operating performance and business trends. Management uses this information to review results excluding items that are not necessarily indicative of ongoing results. The adjusting items are based on established defined terms and thresholds and represent all material items management considered for year-over-year comparability.

(b) As reflected in CCE's U.S. GAAP Consolidated Financial Statements.
(c) Amounts represent the net out of period mark-to-market impact of non-designated commodity hedges.
(d) Amounts represent non-recurring restructuring charges.
(e) Amounts represent the deferred tax impact related to income tax rate or law changes.
(f) Amounts represent post-Merger changes to certain underlying tax matters covered by our indemnification to The Coca-Cola Company for periods prior to the Merger.

In preparing our responses to your comments we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in these filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions, please do not hesitate to call me at 678-260-3000.

Sincerely,
/s/  Suzanne D. Patterson
Suzanne D. Patterson
Vice President, Controller, and Chief Accounting Officer
Coca-Cola Enterprises, Inc.